UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John T. Chesko
   Mellon Financial Corporation
One Mellon Center, 47th Floor
   PA, Pittsburgh 15258
2. Issuer Name and Ticker or Trading Symbol
   Mellon Financial Corporation (MEL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/24/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman & Chief Risk Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |1/24/ |      |A   | |5100              |A  |           |                   |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |1/24/ |      |A   | |25874             |A  |           |146190.0968        |D     |                           |
                    |2003  |      |2   | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |5916 3             |I     |401(k) Plan                |
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Common Stock        |      |      |    | |                  |   |           |31203              |I     |By Wife 4                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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EMP OPT (Righ|23.19   |1/24/ 2|      |A   | |27150      |A  |1/24/|1/23/|Common Stock|27150  |       |27150       |D  |            |
t to Buy) Typ|        |003    |      |    | |           |   |04 6 |13   |            |       |       |            |   |            |
e I 1/03  5  |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Award of Restricted Stock Pursuant to Mellon Financial Corporation Long-Term Profit Incentive Plan (1996)
2. Deferred Share Award (Performance Accelerated Restricted Stock) approved and issued under Mellon's Long-Term Profit Incentive Plan (1996).
3. Holdings reported as of 12/31/02.
4. I disclaim beneficial ownership of these shares.
5. Reload option rights attached.
6. Grant becomes exercisable in annual increments of one-third each beginning on this date.
SIGNATURE OF REPORTING PERSON
John T. Chesko
Carl Krasik - Attorney-in-Fact